December 11, 2007


Via Facsimile

Mr. David Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

RE:      L.B. Foster Company
         Form 10-K for fiscal year ended December 31, 2006
         Filed March 15, 2007
         File No. 000-10436

Dear Mr. Humphrey,

We are writing in response to your May 31, 2007 follow up letter to our response to the comment letter received from the Staff of the Securities and Exchange Commission (the "SEC") dated April 9, 2007, with respect to L.B. Foster Company's (the "Company") Form 10-K for the fiscal year ended December 31, 2006. The italicized paragraphs below restate the numbered paragraphs in the Staff's comment letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.


Form 10-K for the year ended December 31, 2006
----------------------------------------------


Liquidity and Capital Resources, Page 22
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2)   With regard to our previous comment number 2, we believe that, should you choose to continue to disclose debt as a percentage of total capitalization, you should increase your discussion of why this percentage is meaningful and how it should be interpreted by investors. Please confirm that you will expand your disclosure accordingly.

     The Company concurs. To the extent we continue to disclose this metric, we will expand our disclosure to include why we believe it is meaningful and how it should be interpreted.


Note 1. Summary of Significant Accounting Policies, Page 35
-----------------------------------------------------------
2) We note your response to our previous comment number 5, including your reference to Note 7. We do not object to the disclosure of your specific accounting treatment of the investment in DM&E railroad in Note 7. However, we believe that Note 1 should contain disclosure of your general accounting policy for investments, including the applicability of SFAS 115, or any other applicable accounting guidance , and how management determines whether a decrease in value has occurred which is other than temporary.

     We acknowledge your response and will, in future filings, include the following type of investment accounting policy discussion:

Investments

       The Company has a series of investments in a privately held entity for business and strategic purposes. These investments are accounted for under the cost method as the Company does not have the ability to exercise significant influence over the investee and are included in "Investments" in the consolidated balance sheet. Under the cost method, the investments are recorded at their initial cost and are periodically evaluated for impairment. During the Company's review for impairment, it examines the investees' actual and forecasted operating results, financial position, liquidity, and the Company's own prepared estimates of future cash flows, as well as business and industry factors in assessing whether a decline in value of an equity investment has occurred that is other-than-temporary. When such a decline in value is identified, the fair value of the equity investment is estimated based on the preceding factors and an impairment loss is recognized in "Other income" in the consolidated statements of operations. During our review for the periods ended December 31, 2006, 2005 and 2004, the Company did not identify any impairment indicators which could have a significant adverse affect on the fair value of the investment. See Note 7 for additional information regarding the Company's investments.


Note 7. Other Assets and Investments, Page 42
---------------------------------------------
3) We refer to your responses to our previous comment numbers 4 and 6 regarding your determination of the fair value of your investment in DM&E. You have stated that you are provided annual financial statements of DM&E which you use, in addition to internally estimated cash flows, to assess the fair value of your investment. However, the information available publicly shows DM&E as a company that has been trying for many years to find funding for their Powder River Basin Project, with no success in obtaining either private or government sponsored funding due to uncertainty regarding their ability to repay the loan, thus making the future of this major project uncertain. Additionally, DM&E appears to have had financial difficulties starting prior to 1998, which were addressed only through a RRIF loan. As there is no financial information for DM&E available to the public, these facts are the only indications of the current financial condition of DM&E. Please provide specific evidence to support management's assertion that the investment in DM&E, including recorded and unpaid dividends, is significantly more than the investment recorded in the financial statements. Also, as previously requested, please provide us with a summary of the cash flow estimates used to determine the amount of dividend income recorded with respect to your investment in DM&E

         The Company understands that, due to the intense opposition of its proposed Powder River Basin Project, there has been a significant amount of negative commentary publicly directed toward the DM&E Railroad, much of which is speculative and incorrect. In fact, the DM&E just received, through an Eighth Circuit Court Ruling, final approval to proceed with the Powder River Basin Project in January, 2007, so they have not been trying to get financing for years, other than the RRIF application process, which commenced late in 2005. The DM&E is a substantial and well run enterprise, whose operating ratios compare favorably to the North American Regional and Class One Railroads and it generates strong positive cash flows.

         We have supplementally provided our internal cash flow estimates as requested to support our assertions of financial strength.

         Subsequent Transaction
         ----------------------
         The above commentary relates to L.B. Foster's long time past practice of evaluating the value of its investment in the DM&E Railroad. On October 4, 2007, the DM&E agreed to be acquired by the Canadian Pacific Railway Limited (the "CP"). This agreement resulted in a payment to the Registrant of approximately $148.8 million and a gain of approximately $122.9 million after recording all previously un-recorded dividend income.


4) We refer to your response to our previous comment number 7 and your reasons for continuing to record dividend income from the DM&E. However, it still remains unclear why you continue to record dividend income, as it seems that you may have no reasonable expectation of collecting this receivable in the foreseeable future. Based on the information provided, it appears that, regardless of available cash flow, DM&E is currently strictly prohibited from paying cash dividends for an extended period of time. However, even before this restriction, DM&E had not paid any dividends in many years, and has given no indication that they intend to do so after the restriction is lifted, as you state that they conserve their cash to invest in engineering studies and other costs related to the purposed Powder River Basin Project. In addition, your concerns regarding the financial condition of DM&E have caused you to record less than the full value of dividends. In this regard, your basis for continuing to record any dividend income remains unclear. As such, please provide evidence that collection of this dividend is reasonably assured. If such evidence is not available, consideration must be given to the guidance in SFAS 5 regarding the accrual of a loss contingency for the entire dividend receivable balance.

         The DM&E is strictly prohibited from paying dividends, but only until December of 2007. Commencing in December 2007, the DM&E can begin to pay a significant amount of dividends based upon a formula that requires dividends to be funded from EBITDA after first paying for a minimum amount of capital expenditures.

         Our previously mentioned concerns regarding the DME relate back to the 1998 to 2001 time-frame, when we stopped accruing dividends at 100 cents on the dollar. You have probably read about the railroad renaissance in this country and have seen the related increase in the operating results and market capitalizations of the publicly traded North American railroads. This industry strength was not lost on the DM&E. The strong markets in which it operates, the outstanding job the DM&E has done in improving its core business, as well as absorbing a synergistic and accretive 2002 acquisition have all resulted in a profitable, valuable franchise. The reason for recording less than 100% of the dividends today is related entirely to one of anticipated time of receipt as opposed to financial weakness.

         As mentioned previously, the DM&E can begin to pay a substantial amount of dividends beginning in December of this year. We project that dividends will begin to be paid in the December, 2007 to June 2008 time frame.

         As far as the intent of the DM&E to pay dividends, the preferred stock issued by the DM&E is by far the most expensive component of its capital structure today. We believe that they have every intention to begin paying dividends once the loan covenant restriction has lapsed at the end of 2007. We also believe that the DM&E has considered the possibility of refinancing the various series of preferred stock with a cheaper form of preferred equity. This new issuance and retirement of equity is allowed under the current Railroad Rehabilitation and Improvement Financing Loan and is a possible scenario that would not only result in the full payment of all dividends due L.B. Foster, but it would also return all of the original principal invested as well.

     We will, in future filings, include the following type of discussion regarding our rationale for recording the current levels of dividend income:

     Dakota Minnesota and Eastern Railroad

         In December 1998, in conjunction with the issuance of Series C Preferred Stock and warrants, the DM&E ceased paying dividends on the Series B shares. The terms of the Series B Preferred Stock state in the event that regular dividends are not paid timely, dividends accrue at an accelerated rate until those dividends are paid. In addition, penalty interest accrues and compounds annually until such dividends are paid. Subsequent issuances of Series C, C-1, and D Preferred Stock have all assumed distribution priority over the previous series, with series D not redeemable until 2008. As subsequent preferred series were issued, we stopped recording the full amount due on all preferred series given the delay in anticipated realization of the dividends and the priority of redemption of the various issuances. We continue to record dividend income of approximately $1.0 million per year from the DM&E. We are recording an amount significantly less than the full amount due us since we are uncertain when we will receive these proceeds and not due to any concern of financial weakness. The DM&E is a substantial and well run enterprise, whose operating ratios are comparable to other regional and class one railroads and it generates strong positive cash flows. However, certain debt covenants related to DM&E borrowings have strictly prohibited the DM&E from paying dividends for the past several years. This prohibition will become less restrictive in December 2007 and we believe the DM&E will be able to begin paying a significant amount of dividends based upon a formula that requires dividends to be funded from EBITDA after first paying for a minimum amount of capital improvements. We anticipate that the DM&E will start to pay its preferred dividends in the December 2007 to June 2008 time frame.

         Subsequent Transaction
         ----------------------
         The above commentary relates to L.B. Foster's long time past practice of evaluating the probability of when it expected the DM&E to pay dividends to the Company and how much it would receive at those anticipated times. As mentioned above, on October 4, 2007, the DM&E agreed to be acquired by the CP. This agreement resulted in a payment to the Registrant of approximately $148.8 million, which included approximately $8.5 million of dividend income that the Company had deferred due to the uncertainty of when the actual receipt of those proceeds would occur as well as approximately $8.4 million of dividends receivable that the Company had previously recorded over several years.


Pursuant to Rule 12b-4 of the Securities Exchange Act, as amended, we request that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review.

The Company acknowledges that:

o The Company is responsible for the adequacy of and accuracy of the disclosure in the filings;

o The Staff's comments or changes to disclosure in response to Staff's comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

o The Company may not assert the Staff's comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss further, please feel to contact me by:

Phone:   (412) 928-3450

Email:   drusso@lbfosterco.com


Sincerely,


/s/ David J. Russo


David J. Russo
Senior Vice President, Treasurer and Chief Financial Officer